ARKEMA RECEIVED

2007 OCT 17 A 9:19

October ,12nd, 2007

07027346

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

dlw 10/17

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : "Arkema announces a project to improve the productivity of its Marseille Saint-Menet site and increase its production capacity "

Press release

Communiqué de presse

Paris, October 12th 2007

Arkema announces a project to improve the productivity of its Marseille Saint-Menet site and increase its production capacity

The management of the Arkema Marseille Saint-Menet facility has today presented to an extraordinary meeting of the Works Council a plan for the site's future aimed at consolidating its activities over the long term by enhancing its reliability and competitiveness, which would entail the loss of 48.5 jobs, and by increasing its production capacity by 10%.

The Marseille Saint-Menet industrial facility specializes in the production of the monomer of the Rilsan® 11 polyamide.

In the high performance polyamide market, in which Arkema is committed to remaining the leading player, the Marseille Saint-Menet site must continue improving its industrial and economic performance.

The proposed evolution of the site, supported by overall investments of € 15 M, is based on two guiding principles:

- optimizing the organizations toward better technical efficiency as well as cost-effectiveness, and the ongoing improvement of safety,
- a reduction in variable costs, while strengthening plant reliability and increasing production capacity by 10%.

The implementation of the project, which should entail the loss of 48.5 jobs, is subject to the preliminary legal information and consultation process with the trade unions. In the light of internal mobility opportunities and the proposed negotiation of early retirement packages, solutions have already been identified to redeploy on the site every employee affected by a job loss.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 70 30	E-mail : sophie.fouillat@arkema.com

Press :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

Press release
Communiqué de presse

Paris, October 12th 2007

Arkema announces a project to improve the productivity of its Marseille Saint-Menet site and increase its production capacity

The management of the Arkema Marseille Saint-Menet facility has today presented to an extraordinary meeting of the Works Council a plan for the site's future aimed at consolidating its activities over the long term by enhancing its reliability and competitiveness, which would entail the loss of 48.5 jobs, and by increasing its production capacity by 10%.

The Marseille Saint-Menet industrial facility specializes in the production of the monomer of the Rilsan® 11 polyamide.

In the high performance polyamide market, in which Arkema is committed to remaining the leading player, the Marseille Saint-Menet site must continue improving its industrial and economic performance.

The proposed evolution of the site, supported by overall investments of € 15 M, is based on two guiding principles:

- optimizing the organizations toward better technical efficiency as well as cost-effectiveness, and the ongoing improvement of safety,
- a reduction in variable costs, while strengthening plant reliability and increasing production capacity by 10%.

The implementation of the project, which should entail the loss of 48.5 jobs, is subject to the preliminary legal information and consultation process with the trade unions. In the light of internal mobility opportunities and the proposed negotiation of early retirement packages, solutions have already been identified to redeploy on the site every employee affected by a job loss.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END